MANAGEMENT’S DISCUSSION AND ANALYSIS
For the years ended December 31, 2016 and 2015

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of March 8, 2017 and relates to the financial condition and results of operations for the years ended December 31, 2016 and 2015. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the years ended December 31, 2016 and 2015 which have been prepared using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2016 and 2015 are also referred to as “fiscal 2016” and “fiscal 2015”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis, all-in sustaining cost per gold ounce on a by-product basis, adjusted earnings and comprehensive income and adjusted earnings per share throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

FISCAL 2016 HIGHLIGHTS

Financial performance

-

Metal revenues were $123.9 million compared to $109.2 million during fiscal 2015. This represents a 13.4% increase from the prior year. The primary factor for the increase was an increase in gold ounces sold of 100,480 compared to 93,196 ounces during fiscal 2015. The average realized gold price increased to $1,234 per ounce compared to $1,172 during fiscal 2015.

-

Earnings from operations were $37.4 million compared to a loss of $241.8 million during fiscal 2015. The difference was primarily due to an impairment reversal of $23.7 million during fiscal 2016 compared to an impairment charge of $228.4 million during 2015. Additionally, earnings from mine operations were $34.9 million compared to a loss of $2.9 million during fiscal 2015.

-	Earnings and comprehensive income were $31.7 million or $0.10 per share compared to loss and comprehensive loss of $190.3 million or $0.77 per share during fiscal 2015.

-	Cash provided by operating activities was $34.1 million or $0.11 per share compared to $13.3 million or $0.05 per share during fiscal 2015.

-

Cash and cash equivalents at December 31, 2016 were $33.9 million. During the year, the Company generated $34.1 million from operations, received $9.2 million in receipts from the sale of the Caballo Blanco Property (“Caballo Blanco”) and received $13.8 million in proceeds from an equity financing. The Company invested $3.8 million on expansion programs, $2.0 million on exploration and evaluation projects, and $13.2 million on the Ana Paula gold project (“Ana Paula” or “the Project”). Also, the Company received $16.0 million of its VAT receivable in cash. Subsequent to December 31, 2016, the Company received $3.5 million of the $4.9 million VAT receivable.

-

Cash and cash equivalents and restricted cash at December 31, 2015 were $9.2 million and $2.3 million, respectively, after investing $7.1 million on exploration, $0.8 million on sustaining capital, $6.6 million on expansion programs and $17.5 million on deferred stripping.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

-

Working capital at December 31, 2016 was $37.8 million, an improvement of $51.5 million from December 31, 2015. This increase is a result of cash provided by operating activities of $34.1 million compared to $13.3 million during fiscal 2015. During the year ended December 31, 2016, the Company sold the Caballo Blanco Property and completed a bought deal financing increasing cash by $9.2 million and $13.8 million, respectively. The loan facility and debenture were repaid totaling $10.2 million and $1.5 million, respectively.

Operating performance

-

The Company produced and sold 100,322 and 100,480 ounces of gold, respectively, compared to 93,353 and 93,196 ounces of gold, respectively, during fiscal 2015. The production increase was due to an improved average processing grade of 0.58 g/t Au compared to 0.51 g/t Au during fiscal 2015.

-

The Company’s cash cost per ounce on a by-product basis was $734 (all-in sustaining cost per ounce on a by- product basis - $853) compared to $1,017 (all-in sustaining cost per ounce on a by-product basis - $1,144) during fiscal 2015. These decreases were due to a lower strip ratio.

Key developments

-

On November 30, 2016, the Company closed a bought deal financing issuing 36,400,000 units of the Company for cash consideration of $13.8 million, net of transaction costs. Each unit included one common share of the Company and one-half of one common share purchase warrant. 18,200,000 warrants were issued as a result of the financing. The warrants are listed for trading on the Toronto Stock Exchange under the symbol TMM.W. Each warrant is exercisable for one common share of the Company at a price of C$0.70 ($0.52).

-	On August 22, 2016, the Company announced results of an updated National Instrument 43-101 technical report for the San Francisco Mine which extends the mine life into 2023.

-

On August 11, 2016, the Company announced a pre-construction program, including the start of a feasibility study, for the Ana Paula gold project. The estimated budget for the program is approximately $9.2 million and includes:

•	$2.2 million for drilling, including soil sampling and trenching;
•	$3.4 million for the feasibility work program which includes engineering, metallurgical testing and geotechnical studies; and,
•	$3.6 million for environmental studies and construction permits.

-

On July 20, 2016 (“closing date”), the Company sold the Caballo Blanco Property to Candelaria Mining Corp. (“Candelaria”). Total consideration to be paid was $12.5 million in cash and the assumption of the $5.0 million (present value - $4.7 million) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value of $17.2 million on the closing date.

As at December 31, 2016, the Company had received $9.25 million from Candelaria in cash payments.

Remaining cash payments are to be received as follows:

•	$2.5 million at the earlier occurrence of Candelaria receiving environmental permits or one year following the closing date; and,
•	Up to $0.75 million following the completion of negotiations and settlement with a local party related to land access and rental payments owed by the previous owner.

RECENT DEVELOPMENTS

-	On February 1, 2017, Greg McCunn succeeded Mark Backens as the Company’s Chief Executive Officer (“CEO”). In addition to the role of CEO, Mr. McCunn will serve as a director on the Company’s board of directors.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine (the “Mine”) in the state of Sonora, Mexico.

The Company also owns the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt of Mexico. The Guerrero Gold Belt is host to several significant gold discoveries and operations with current gold resources in excess of 25 million ounces. Ana Paula is comprised of two claims totalling approximately 4,200 hectares at the north-west end of the Guerrero Gold Belt, with approximately 38,000 additional hectares in the surrounding area. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco.

The Ana Paula project is currently at the development stage with a decision to proceed with construction anticipated during Q2 2018 following completion of permitting and feasibility study work. The Company has purchased the process plant and important infrastructure items and is holding them in storage until construction begins.

Management’s goal is to create shareholder value by continuing its strong operating and financial performance at the San Francisco Mine, de-risking and development of the attractive Ana Paula gold project, adherence to strict cost controls and prudent management of the balance sheet.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s public disclosures, including its most recent:

-	Annual Information Form (“AIF”) dated March 30, 2016;
-	NI 43-101 F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico dated September 30, 2016; and,
-	Ana Paula Project Preliminary Economic Assessment dated March 23, 2016.

These documents can be found at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

San Francisco Mine

During September 2016, the Company updated the life-of-mine plan for the San Francisco Mine. The updated mine plan is estimated at 360,000 ounces of gold production over the next six years to 2023. The Company is guiding to produce between 70,000 and 75,000 gold ounces for fiscal 2017 with all-in sustaining costs of less than $1,000 per gold ounce. The Company is currently investigating a revision to the updated mine plan which could increase annual production over the next five years of operation and lower unit operating costs. The results of this investigation are expected mid-2017.

Ana Paula

Timmins acquired Ana Paula during May 2015 by the acquisition of Newstrike Capital. During Q4 2015, Timmins acquired the processing plant and select infrastructure facilities (the “Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico. The El Sauzal Mine was operational until December 2014 when its closure process began. As at December 31, 2016, disassembly and removal of the El Sauzal Plant was fully completed.

During Q1 2016, an updated PEA (dated March 23, 2016), which replaced the original October 2014 version, was completed to incorporate the Company’s acquisition of the El Sauzal Plant into the capital estimates. The acquisition of the Plant for use at Ana Paula was estimated to result in capital savings of approximately $40.0 million and should allow for the project schedule and construction period to be reduced. The Plant matches well with the envisioned flowsheet for Ana Paula.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

During Q3 2016, the Company announced a $9.2 million pre-construction program for Ana Paula, including the start of a feasibility study, infill drilling, metallurgical test-work, and environmental baseline and permitting activities. Over the last six months, significant progress has been made on the pre-construction program including environmental baseline studies, infill drilling and metallurgical test work.

The planned 10,000 meter infill drilling program was completed in February 2017. The Company has retained AGP Mining Consultants (“AGP”) of Toronto to act as the independent Qualified Persons in updating the Mineral Resource Estimate beginning in March. AGP have also been engaged to carry out mine planning and engineering work for the Project feasibility studies. Geotechnical drilling to support the mine planning work is expected to start in early March which will greatly enhance the confidence in the pit slope design.

Metallurgical test work for the Project is being carried out at Blue Coast Research Laboratories in Parksville, British Columbia. Comminution have confirmed that the 6,000 tpd Semi-Autogenous Grinding (SAG) and Ball Mill circuit that was purchased by the Company is suitable for treating the Ana Paula material.

Initial Gravity Recoverable Gold, flotation and leaching test work has been completed. Further test work is underway which will form the basis of the Process Design Criteria for the feasibility studies. The Company has engaged M3 Engineering to provide feasibility study engineering including process design, mechanical, piping, electrical, instrumentation, civil, bulk earthworks, capital and operating cost estimates. It is expected that M3 will produce a Pre-Feasibility Study (“PFS”) by the end of Q2 2017 which will be based on the updated Mineral Resource estimate and mine plan as well as the latest metallurgical testing. The PFS will provide a much higher level of confidence in the robustness of the project economics than the PEA. The PEA economic analysis showed an after tax Net Present Value (5%) of $248 million and IRR of 43% at $1,200/oz gold.

Knight-Piesold has been engaged to carry out the engineering and design of the waste dumps and Tailings Storage Facility as well as carry out the study for the pit slope design.

The environmental base line study was completed during November 2016. During December 2016, the Company submitted an Environmental Impact Assessment (“EIA”) to SEMARNAT (Mexico’s Secretary of Environment and Natural Resources) using the baseline study as its basis. The next major submission to SEMARNAT would be the Change of Land Use submission, which is expected to occur during Q2 2017. The Company expects to receive construction permits during Q4 2017.

As the Company advances its engineering studies, it will also begin to investigate financing alternatives for the Project including project or corporate debt. It is expected that financing for the estimated $120 million capital cost will be arranged in conjunction with the completion of a Definitive Feasibility Study (“DFS”) by early 2018.

Key Ana Paula Project Milestones	Projected Completion
Pre-Feasibility Study	Q2 2017
Permitting	Q4 2017
Definitive Feasibility Study	Q1 2018
Project Financing Arranged	Q1 2018
Construction Decision	Q2 2018
Commissioning and Start Up	Q4 2019

Caballo Blanco

On July 20, 2016, the Caballo Blanco Property was sold to Candelaria.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS
		Year ended		Year ended		Year ended
		December 31,		December 31,		December 31,
		2016		2015		2014
Gold sold (ozs)		100,480		93,196		121,441
Silver sold (ozs)		56,417		52,047		85,262
Average realized gold price (per oz)		$1,234		$1,172		$1,269
Average London PM fix gold price (per oz)		$1,250		$1,160		$1,266
Metal revenues		$123,873		$109,192		$154,068
Earnings (loss) from operations		$37,356		$(241,778)		$22,167
Earnings (loss) and comprehensive income (loss)		$31,738		$(190,311)		$9,187
Earnings (loss) per share
-Basic		$0.10		$(0.77)		$0.06
-Diluted		$0.10		$(0.77)		$0.06
Cash provided by operating activities		$34,082		$13,290		$33,054
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total assets		$170,843		$152,837		$311,947
Total long-term liabilities		$8,973		$10,461		$60,446

Fiscal 2016 Results

The Company reported earnings of $31.7 million, compared to a loss of $190.3 million for fiscal 2015 as a result of the following factors:

Metal revenues

The Company sold 100,480 gold ounces at an average realized gold price of $1,234 per ounce compared to sales of 93,196 gold ounces at an average realized gold price of $1,172 per ounce during fiscal 2015. This represents an increase of 7.8% in gold ounces sold and an increase of 5.2% in realized gold price over fiscal 2015, resulting in metal revenues from mining operations of $123.9 million compared to $109.2 million during fiscal 2015. Metal revenues were negatively affected by the short term pricing program implemented during January 2016. Approximately 13,000 gold ounces were committed for delivery at a gold price of $1,083/oz. These ounces were delivered during Q1 2016.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $74.7 million compared to $95.5 million during fiscal 2015. This decrease is primarily due to a decreased amount of ore and waste mined during fiscal 2016.

Costs of contract mining were $39.3 million compared to $52.9 million during fiscal 2015. This decrease is primarily due to lower tonnage mined during fiscal 2016.

Crushing and gold recovery costs were $31.3 million compared to $37.4 million during fiscal 2015. This decrease is primarily due to lower tonnage processed combined with cost saving initiatives during fiscal 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Mine site administrative costs were $3.8 million compared to $5.0 million during fiscal 2015. This decrease is primarily due to labour reductions and various cost saving initiatives.

Demobilization costs were $1.4 million compared to $nil during fiscal 2015. During fiscal 2016, the Company completed its mobile crushing contract and incurred termination costs.

Depletion and depreciation costs form a component of cost of sales and were $14.3 million compared to $16.5 million during fiscal 2015. Number of gold ounces deposited on to the leach pad and sold during the current year are higher than last period, offset by decreased depletion as a result of the impairment of mineral properties, plant and equipment during fiscal 2015.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $7.6 million compared to $10.5 million during fiscal 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries decreased to $3.3 million compared to $4.0 million during fiscal 2015. Management performance bonuses of $1.0 million were awarded during fiscal 2016 compared to termination benefits of $1.1 million during fiscal 2015. No performance bonuses were awarded during fiscal 2015. Consulting and professional fees decreased to $2.0 million compared to $2.7 million during fiscal 2015 due to cost savings initiatives. The significant non-cash component of these expenses includes share-based payments. This expense was $0.8 million compared to $1.6 million during fiscal 2015 due to a reduction in outstanding options. Additionally, options were granted at a lower fair value due to the decrease in the common share price.

Impairment of exploration and evaluation asset

The Caballo Blanco Property was previously classified as an asset held for sale and an impairment charge of $12.7 million was recorded during the six months ended June 30, 2016 to reduce the carrying amount of the Caballo Blanco Property to its fair value.

Impairment reversal of mineral properties, plant and equipment

During fiscal 2016, in response to a sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresees continued operations to 2023. This new mine plan significantly extends the expected life of mine, the production profile and associated cash flows compared with the Company’s previous estimates and accordingly, was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23.7 million increasing the mineral properties, plant and equipment value to its recoverable amount primarily due to the extension of the life of mine. This recovery constitutes a partial reversal of the impairment charge recorded during fiscal 2015.

The recoverable value of the San Francisco Mine was determined based on its fair value less cost of disposal estimated by a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production cost estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model are a forecast gold price of $1,250 per ounce and discount rate of 6%.

Finance expense

Finance expense was $3.0 million compared to $0.6 million during fiscal 2015. The majority of this increase is due to a non-cash revaluation loss of $1.3 million on the warrant liabilities compared to a gain of $0.6 million during fiscal 2015. The warrant liabilities will be settled with common shares of the Company and are fair valued using the Company’s period end share price as a key input to the valuation. As the common share price increased during the year, the value of common shares for delivery also increased, thereby, increasing the value of the liability at December 31, 2016 compared to December 31, 2015. Accretion on the loan facility was $0.7 million compared to $0.1 million during fiscal 2015 due to transaction costs for the loan extension that was re-financed during January 2016.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Gain on derivative contracts

Gain on derivative contracts was $2.0 million compared to $nil during fiscal 2015.

During fiscal 2016, 3,200 call options and 5,000 put options were settled resulting in a realized derivative gain of $0.1 million.

During Q4 2016, the Company entered into option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company placed a minimum floor sales price and a maximum sales price on the ounces that were subject to these contracts. At December 31, 2016, 17,100 gold ounces were placed under these contracts with expiry dates through to December 26, 2017, with floor prices at $1,250 per gold ounce and a weighted average maximum sales price of $1,375 per gold ounce. At March 8, 2017, all 17,100 options contracts were unsettled. The carrying value of the derivative asset is $1.9 million based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Income taxes

Income tax expense was $4.2 million compared to income tax recovery of $50.3 million during fiscal 2015.

Current tax expense increased to $3.4 million compared to $0.4 million during fiscal 2015. This increase was due to improved earnings during fiscal 2016 offset by utilization of previously unrecognized loss carry forwards.

Deferred tax expense was $0.9 million compared to a deferred tax recovery of $50.7 million during fiscal 2015. This difference was caused by unwinding the deferred tax liability related to the assets that were impaired during fiscal 2015. The impairment charge reduced the carrying value of the applicable assets to approximate the value for tax purposes. This had the effect of eliminating temporary differences and associated deferred tax liability.

Historically, the Company used its VAT receivable to settle the monthly current Mexican income tax instalments. When the VAT receivable exceeded the required income tax payable, the Company filed to receive its unutilized VAT receivable in cash. The Company collected $16.0 million of the VAT receivable in cash during fiscal 2016 compared to $23.1 million during fiscal 2015.

Total assets

Total assets increased to $170.8 million compared to $152.8 million during fiscal 2015. This increase was primarily due to a bought deal financing resulting in net proceeds of $13.8 million and an impairment reversal of $23.7 million during the current year offset by repayments of the loan facility and debenture, decreasing cash by $10.2 million and $1.5 million, respectively.

Total long-term liabilities

Total long-term liabilities decreased to $9.0 million compared to $10.5 million during fiscal 2015. This decrease was due to an increase in warrant liabilities and deferred tax liabilities by $2.2 million and $2.2 million, respectively, offset by a decrease in provision for site reclamation and closure and provision for contingent payment of $0.8 million and 4.5 million, respectively. The contingent payment was assumed by Candelaria in relation to the Caballo Blanco Property sale.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
		2016		2016		2016		2016		2015		2015		2015		2015

Gold sold (ozs)		26,012		23,327		26,474		24,667		22,785		23,387		22,869		24,155
Silver sold (ozs)		12,994		13,868		14,884		14,671		13,158		10,539		13,041		15,309
Average realized gold price (per oz)		$1,191		$1,338		$1,232		$1,160		$1,111		$1,137		$1,216		$1,221
Average London PM fix gold price (per oz)		$1,221		$1,335		$1,260		$1,183		$1,105		$1,124		$1,192		$1,218
By-product cash cost (1) (per oz)		$716		$785		$681		$761		$1,153		$1,026		$968		$925
Metal revenues		$30,977		$31,212		$33,075		$28,609		$25,310		$26,585		$27,805		$29,492
Earnings (loss) from operations (1)		$6,927		$29,923		$8,704		$(8,198)		$(9,453)		$(230,243)		$(1,860)		$(222)
Earnings (loss)		$5,957		$29,719		$6,395		$(10,333)		$(9,517)		$(180,713)		$629		$(710)
Earnings (loss) per share
-Basic		$0.02		$0.09		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)
-Diluted		$0.02		$0.09		$0.02		$(0.03)		$(0.14)		$(0.63)		$0.00		$(0.00)
Cash provided by (used in) operating activities		$9,993		$9,844		$11,485		$2,760		$2,091		$(909)		$4,608		$7,500
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Q4 2016 Results

Earnings for the Company increased to $6.0 million compared to a loss of $9.5 million for Q4 2015 as a result of the following factors:

Metal revenues

The Company sold 26,012 gold ounces at an average realized gold price of $1,191 per ounce compared to sales of 22,785 gold ounces at an average realized gold price of $1,111 per ounce during Q4 2015. This represents an increase of 14.2% in gold ounces sold and an increase of 7.2% in realized gold price over Q4 2015, resulting in metal revenues from mining operations of $31.0 million compared to $25.3 million during Q4 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $18.9 million compared to $26.5 million during Q4 2015.

Costs of contract mining were $8.2 million compared to $15.9 million during Q4 2015. This reduction is primarily due to a 46.3% reduction in total tonnes mined.

Crushing and gold recovery costs were $8.7 million compared to $8.3 million during Q4 2015. This increase is primarily due to higher maintenance costs during Q4 2016.

Mine site administrative costs were $1.1 million compared to $1.2 million during Q4 2015. This decrease is primarily due to labour reductions and various cost saving initiatives.

Depletion and depreciation costs form a component of cost of sales and were $2.8 million compared to $3.4 million during Q4 2015. Number of gold ounces deposited on to the leach pad and sold are higher compared to Q4 2015, offset by decreased depletion due to an extended mine plan, resulting in lower unit-of-production depreciation rates.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.3 million compared to $3.0 million during Q4 2015. The significant cash components of these expenses include salaries, consulting and professional fees. Salaries were $1.6 million for Q4 2016 and Q4 2015. The significant non-cash component of these expenses includes share-based payments, which was $0.2 million compared to $0.4 million during Q4 2015. Share-based payments decreased due to a reduction in outstanding options. Additionally, options were granted at a lower fair value due to the decrease in the common share price.

Finance expense

Finance income was $0.9 million compared to $0.5 million during Q4 2015. The majority of this increase is due to a non-cash revaluation gain of $1.0 million on the warrant liability compared to $0.6 million during Q4 2015. The warrant liability will be settled with common shares of the Company. As the common share price decreased during the quarter, the value of common shares for delivery also decreased, thereby decreasing the value of the liability. Interest and accretion expense on the loan facility was $nil compared to $0.3 million during Q4 2015.

Gain on the derivative contracts

Gain on the derivative contracts was $2.6 million. There were no derivative contracts during fiscal 2015.

Income taxes

Income tax expense was $4.3 million compared to income tax expense of $1.5 million during Q4 2015. The current tax expense was $3.4 compared to $0.2 million during Q4 2015. This increase was due to improved earnings and the utilization of the remaining unrecognized loss carry forwards during Q4 2016. Deferred tax recovery was $1.0 million compared to $1.3 million during Q4 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended December 31,		Years ended December 31,
	2016	2015	2016	2015
Ore processed (t)	1,917,965	1,921,060	7,652,642	8,448,731
Average ore processed grade (g/t Au)	0.48	0.46	0.58	0.51
Ore mined (dry tonnes)	1,864,407	1,712,867	7,457,484	7,880,292
Average ore mined grade (g/t Au)	0.49	0.49	0.58	0.54
Ore stockpiled (t)	-	968	3,966	176,650
Average ore stockpiled grade (g/t Au)	-	0.33	0.24	0.28
Waste mined (t)	2,733,669	6,857,052	14,896,386	27,007,221
Total mined (t)	4,598,076	8,569,919	22,353,870	34,887,513
Strip ratio	1.47	4.00	2.00	3.43
Total days in period	92	92	366	365
Gold deposited on pad (ozs)	29,703	28,314	142,516	138,031
Average ore processed per day (t/d)	20,847	20,881	20,909	23,147
Average total mined (t/d)	49,979	93,151	61,076	95,582
Gold produced (ozs)	25,287	22,943	100,322	93,353
Silver produced (ozs)	12,994	13,158	56,326	52,047

The Company produced 25,287 gold ounces and 12,994 silver ounces during Q4 2016 compared to 22,943 gold ounces and 13,158 silver ounces during the same prior year period. The Company produced 100,322 gold ounces and 56,326 silver ounces during fiscal 2016 compared to 93,353 gold ounces and 52,047 silver ounces during the same prior year period.

The Company mined a total of 4.6 million tonnes from the Mine during Q4 2016 compared to 8.6 million tonnes during Q4 2015. Dry tonnes of ore mined were 1.9 million during Q4 2016 compared to 1.7 million during Q4 2015. The strip ratio decreased to 1.47 during Q4 2016 from 4.00 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

The Company mined a total of 22.4 million tonnes from the Mine during fiscal 2016 compared to 34.9 million tonnes during fiscal 2015. Dry tonnes of ore mined were 7.5 million during fiscal 2016 compared to 7.9 million during fiscal 2015. The strip ratio decreased to 2.00 during fiscal 2016 from 3.43 due to mining through zones in the current pit phase which contained lower than average waste tonnage versus the phases of the Mine which were mined during the prior year period. The difference between the ore processed and ore mined relates to the processing of previously mined ore that was stockpiled on the run-of-mine pad during the prior period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At December 31, 2016, the Company had positive working capital of $37.8 million. The Company had cash and cash equivalents of $33.9 million, trade and other receivables of $8.9 million, inventories of $10.3 million, and trade payables and accrued liabilities of $17.2 million.

From time to time, the Company enters into short-term options contracts whereby the Company purchases the option to sell gold ounces at a set price (“put option”) and finances the purchase price of this put option by selling the right to purchase a number of the Company’s gold ounces at a set price (“call option”). As a result, the Company had placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. At December 31, 2016, the Company placed 17,100 gold ounces under these contracts with expiry dates through to December 26, 2017, with floor prices of $1,250 per gold ounce and a weighted average maximum sales price of $1,375 per ounce. At March 8, 2017, all 17,100 options contracts were unsettled.

Subsequent to December 31, 2016, a total of 6,600 gold ounces were placed under the above contracts with expiry dates through to May 26, 2017, with floor prices at $1,200 per gold ounce and a sales price of $1,310 per gold ounce. At March 8, 2017, all 6,600 options contracts were unsettled.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

A summary of undiscounted liabilities and future operating commitments at December 31, 2016 are as follows:

				Greater
		Within	2 - 5	than 5
	Total	1 year	years	years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$17,187	$17,187	$-	$-
Equipment financing	378	378	-	-
Interest payments on equipment financing	6	6	-	-
	17,571	17,571	-	-
Commitments
Future operating commitments (1) (2)	30,585	30,432	153	-
Provision for site reclamation and closure (3)	5,160	-	-	5,160
Other provisions (4)	1,240	1,240	-	-
	36,985	31,672	153	5,160
Total financial liabilities and commitments	$54,556	$49,243	$153	$5,160

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2016 - 10 months remaining) and covers substantially all mining services at a fixed cost per tonne of material mined. The Peal commitment is based on the expected tonnage for 2017. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.
(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.25%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2016, this obligation was determined to be $1,219.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Three months ended			Years ended
		December 31,		December 31,
	2016	2015	2016	2015
Cash provided by operating activities	$9,993	$2,091	$34,082	$13,290
Cash used in investing activities	$(8,260)	$(5,239)	$(12,378)	$(31,731)
Cash provided by financing activities	$13,794	$4,364	$841	$3,572

Cash provided by operating activities was $10.0 million during Q4 2016 compared $2.1 million during Q4 2015:

-	Earnings from mining operations increased to $9.3 million during Q4 2016 compared to a loss of $4.6 million during Q4 2015;
-	Movements in trade receivables decreased cash by $1.5 million during Q4 2016 compared to an increase of $2.0 million during Q4 2015;
-	Movements in inventories increased cash by $1.1 million during Q4 2016 compared to a decrease of $0.1 million during Q4 2015; and,
-	Changes in trade payables and other liabilities increased cash by $1.4 million during Q4 2016 compared to an increase of $3.5 million during Q4 2015.

Cash provided by operating activities was $34.1 million during fiscal 2016 compared to $13.3 million during fiscal 2015:

-	Earnings from mining operations increased to $34.9 million during fiscal 2016 compared to a loss of $2.9 million during fiscal 2015;
-	Movements in trade receivables increased cash by $2.8 million during fiscal 2016 compared to $6.7 million during fiscal 2015;
-	Movements in inventories decreased cash by $1.3 million during fiscal 2016 compared to an increase of $0.4 million during fiscal 2015; and,
-	Changes in trade payables and other liabilities decreased cash by $9.6 million during fiscal 2016 compared to an increase of $0.9 million during fiscal 2015.

Cash used in investing activities was $8.3 million during Q4 2016 compared to $5.2 million during Q4 2015. This increase was due to expenditures related to Ana Paula development. Cash used in investing activities was $12.4 million during fiscal 2016 compared to $31.8 million during fiscal 2015. This decrease was due to $14.2 million of deferred stripping costs being capitalized during fiscal 2015. Also, $9.2 million was received as a result of the Caballo Blanco Property sale during fiscal 2016.

Cash provided by financing activities was $13.8 million during Q4 2016 compared to $4.4 million during Q4 2015. This increase was a result of the bought deal financing that provided proceeds of $13.8 million, compared to share issuance financing during Q4 2015 that provided proceeds of $4.6 million. Cash provided by financing activities was $0.8 million during fiscal 2016 compared to $3.6 million during fiscal 2015. The main cause for this change was the aforementioned bought deal financing, offset by repayment of the loan facility and debenture of $10.2 million and $1.5 million, respectively.

At the Mine, approximately 35% of the operating expenditures are denominated in Mexican pesos, while approximately 65% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs. During Q4 2016, the Mexican peso averaged MXP 19.83 to $1.00, and the Canadian dollar averaged C$1.33 to $1.00. During Q4 2015, the Mexican peso averaged MXP 16.76 to $1.00 and the Canadian dollar averaged C$1.34 to $1.00. The effect of the difference in average exchange rates reduced costs in Q4 2016 by approximately $1.1 million. During fiscal 2016, the Mexican peso averaged MXP 18.66 to $1.00, and the Canadian dollar averaged C$1.32 to $1.00. During fiscal 2015, the Mexican peso averaged MXP 15.87 to $1.00 and the Canadian dollar averaged C$1.28 to $1.00. The effect of the difference in average exchange rates reduced costs during fiscal 2016 by approximately $4.5 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consisted of consolidated equity and equipment financing, net of cash and cash equivalents.

	December 31,	December 31,	December 31,
	2016	2015	2014
Equity	$143,086	$96,462	$213,777
Equipment financing	378	1,229	2,079
Loan facility	-	10,019	11,070
Debenture	-	1,480	-
	143,464	109,190	226,926
Less: Cash and cash equivalents	(33,877)	(11,499)	(26,952)
	$109,587	$97,691	$199,974

At December 31, 2016, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company increased to $109.6 million from $97.7 million at December 31, 2015.

On June 29, 2016, the Company settled the C$2.0 million ($1.5 million) debenture and all remaining common share interest payments were settled.

On June 14, 2016, the Company settled the $10.2 million loan facility. In addition, the Company paid interest accrued up to the payment date of $0.5 million, and a settlement charge of $0.3 million in cash. The balance of the settlement charge was discharged with a share issuance valued at $0.1 million.

Related party transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2016 and 2015, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses and share-based payments are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2016	2015
Salaries and benefits	$881	$1,251
Bonuses	1,008	752
Share-based payments	672	1,428
Termination benefits	-	1,083
	$2,561	$4,514

Dividends

No dividends were declared or paid during fiscal 2016.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at March 8, 2017 are 355,628,602, 19,054,500 and 28,200,000, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2016	2015	2016	2015
Production costs	$18,840	$26,459	$74,717	$95,542
Divided by gold sold (ozs)	26,012	22,785	100,480	93,196
Cash cost per gold ounce	724	1,161	744	1,025
Less: By-product silver credits per gold ounce (1)	(8)	(8)	(10)	(8)
Cash cost per gold ounce on a by-product basis	$716	$1,153	$734	$1,017

(1)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months and year ended December 31, 2016, total by- product silver credits were $0.2 million and $1.0 million, respectively (three months and year ended December 31, 2015 - $0.2 million and $0.8 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended			Years ended
		December 31,		December 31,
	2016	2015	2016	2015
Production costs	$18,840	$26,459	$74,717	$95,542
Corporate and administrative expenses	2,340	3,023	7,607	10,519
Sustaining capital expenditures	2,659	56	4,301	1,308
Accretion for site reclamation and closure	22	13	67	51
Less: By-product silver credits	(203)	(187)	(957)	(805)
All-in sustaining costs	23,658	29,364	85,735	106,615
Divided by gold sold (ozs)	26,012	22,785	100,480	93,196
All-in sustaining cost per gold ounce on a by- product basis	$910	$1,289	$853	$1,144

Adjusted earnings and comprehensive income

The Company has included non-GAAP performance measures for adjusted earnings and comprehensive income and adjusted earnings and comprehensive income per share throughout this MD&A. Items are adjusted where Management deems them unusual or non-recurring in nature based on the historical and expected future performance of the Company.

The Company believes these measures to be representative of earnings and comprehensive income; however, these performance measures have no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	Three months ended			Years ended
		December 31,		December 31,
	2016	2015	2016	2015
Earnings (loss) and comprehensive income (loss)	$5,957	$(9,517)	$31,738	$(190,311)
Impairment of mineral properties, exploration and evaluation and other assets	-	1,857	12,737	228,367
Impairment reversal of mineral properties and other assets	-	-	(23,699)	-
Loss on sale of asset	32	-	856	-
Reversal of deferred tax liability associated with impaired assets	-	-	-	(50,690)
Adjusted earnings (loss) and comprehensive income (loss)	$5,989	$(7,660)	$21,632	$(12,634)
Adjusted earnings (loss) and comprehensive income (loss) per share	$0.02	$(0.03)	$0.07	$(0.05)

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Cash provided by operating activities per share

Cash provided by operating activities per share is a non-GAAP performance measure that management uses to assess the Company’s performance and is included throughout this MD&A. This measure should not be used to assess liquidity as it does not include all required expenditures to maintain existing operations. This measure is intended to provide additional information only and does not have any standardized meaning under IFRS.

		Years ended
		December 31,
	2016	2015
Cash provided by operating activities	$34,082	$13,290
Divided by basic weighted average shares outstanding	320,989,300	248,620,420
Cash provided by operating activities per share	$0.11	$0.05

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings (loss) from mine operations

Earnings (loss) from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings (loss) from operations

Earnings (loss) from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2016. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2016 and 2015.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 - Business Combinations (“IFRS 3”) with respect to the acquisition of Caballo Blanco and Newstrike. Under IFRS 3 a business has a system where inputs enter a process to produce outputs. The Company has determined that neither Caballo Blanco nor Newstrike meet the criteria for a business based on the indicators outlined by IFRS. As such the Company has determined that these transactions were not business combinations but were asset acquisitions.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that capitalized exploration drilling, evaluation, development and related costs have future economic benefits and are economically recoverable. The Company uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairments

The Company assesses its mining interest assets during each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount, considered to be the greater of fair value net of selling costs and value in use, is made.

In determining the recoverable amounts of the mineral properties and plant and equipment, management estimates the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, or adverse current economic conditions may result in an impairment of the carrying amounts of the Company’s property, plant and equipment or mining interests.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

Interpretation of geological data to estimate the size, depth and shape of an ore body requires complex judgements. The estimation of future cash flows related to proven and probable reserves is based upon engineering factors and other estimates, including, but not limited to, foreign exchange rates, commodity prices, future capital requirements, production costs and metal production.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resource estimates may affect the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the expected useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves. The calculation of the UOP rate, and therefore the annual depreciation and depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in the gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value and are subject to significant measurement uncertainty.

Write-downs of ore in stockpile, ore in process, and finished metal inventory resulting from NRV impairments are reported as current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and production levels. Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and estimated recovery. The timing and ultimate recovery of gold contained on leach pads may vary significantly from the estimates.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The estimate of recoverable gold placed on the leach pads is reconciled to the quantity of gold recovered (metallurgical balancing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpile, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially affect the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Deferred taxes

The Company’s provision for income taxes is estimated based on expected effective tax rates. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected effective tax rates and differences between the actual and expected effective tax rates and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be accepted by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

Forecasted cash flows from operations are based on life of mine projections developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control and that are implementable without significant obstacles. The likelihood that tax positions taken will be accepted by tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses income tax assets.

Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant. Share-based payments are charged to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements during the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to avoid labour and tax obligations. As is common practice in Mexico, the Company has entered into such subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing.

The Company has assessed the implications of these amendments and has determined that, other than what is recorded, it is probable that no additional obligation for statutory profit sharing or labour payments need be recorded in the consolidated financial statements as at and for the year ended December 31, 2016.

CHANGES IN ACCOUNTING STANDARDS

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 9 - Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments ("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward]looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to adopt IFRS 9 at the date it become effective.

The following summarizes the expected impact on IFRS 9 upon adoption:

•	The classification of financial assets and liabilities is expected to remain consistent. The Company does not and does not expect to hold equity securities.
•	The introduction of the new “expected credit loss” impairment model is not expected to impact the Company, as the Company only sells to established commodity trading firms.
•	The reformed approach to hedge accounting is not expected to impact the Company, as the Company does not apply or expects to apply hedge accounting.

b)

IFRS 15 - Revenue from Contracts with Customers - In April 2016, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to apply IFRS 15 at the date it become effective.

The Company is currently evaluating the potential impact of applying IFRS 15. The Company does not anticipate any changes in the gross amounts of revenue recognized but the timing of revenue recognition may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

c)

IFRS 16 - Leases - In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied.

The Company does not have any material lease contracts. The adoption of IFRS 16 is not expected to have any material impact upon the date it become effective.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of December 31, 2016.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

-	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
-

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

-

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2016, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

There has been no change in the Company’s internal control over financial reporting during fiscal 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its development projects, and such capital may not be available on commercially acceptable terms, if at all.

If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its anticipated development activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

•	levels of supply and demand;
•	global or regional consumptive patterns;
•	sales by government holders;
•	metal stock levels maintained by producers and others;
•	increased production due to new mine developments and improved mining and production methods;
•	speculative activities;
•	inventory carrying costs;
•	availability and costs of metal substitutes;
•	international economic and political conditions;
•	interest rates;
•	currency values; and
•	inflation or deflation.

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability. Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves or resources, which would have a material adverse effect on its earnings and profitability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration and development properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

•	terrorism and hostage taking;
•	expropriation or nationalization without adequate compensation;
•	difficulties enforcing judgments obtained in Canadian or United States courts against assets located outside of those jurisdictions;
•	high rates of inflation;
•	changes to royalty and tax regimes;
•	substantial fluctuations in currency exchange rates;
•	volatile local political and economic developments;
•	difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations;
•	as the price of fuel is set by the federal government the fuel component of cost structure is not necessarily determined by market forces; and
•	difficulty obtaining key equipment and components for equipment.

Criminal activities in the State of Guerrero, where the Company’s Ana Paula Project is located, or the perception that criminal activities are likely, may disrupt operations, hamper the ability to hire and keep qualified personnel and impair access to sources of capital. Risks associated with conducting business in the region include risks related to personnel safety and asset security. Risks may include, but are not limited to: kidnappings of employees and contractors, exposure of employees and contractors to local crime related activity and disturbances, exposure of employees and contractors to drug trade activity, and damage or theft including future gold shipments, if any. These risks could result in serious adverse consequences including personal injuries or death, property damage or theft, limiting or disrupting operations, restricting the movement of funds, impairing contractual rights and causing the Company to shut down operations, all of which may expose the Company to costs as well as potential liability. Such events could have a material adverse effect on the Company’s cash flows, earnings, results of operations and financial condition and make it more difficult for the Company to obtain required financing. Although the Company intends to develop procedures regarding these risks, due to the unpredictable nature of criminal activities, there is no assurance that the Company’s efforts will effectively mitigate risks and safeguard personnel and the Company property effectively.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer. In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights. The Company obtains insurance coverage to partially mitigate risk; however, there is no assurance that adequate insurance will be available to cover all risks or if insurance coverage is available the cost of coverage might be prohibitive.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development, production and post-closure reclamation of mines;
•	imports and exports;
•	price controls or production restrictions;
•	taxation;
•	mining royalties;
•	labor standards and occupational health and safety, including mine safety; and
•	historical and cultural preservation.

The Company’s activities relating to the San Francisco Property are subject to, among other things, regulations promulgated by SEMARNAT, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy - Director General of Mines; and the regulations of CONAGUA, the Comisión Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco Property has mineralization considered a mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, permitting, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse affect on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse affect on future cash flows, results of operations and financial condition.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves and resources may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves. These estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its reserve and resource estimates are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse affect on its future cash flows, earnings, results of operations and financial condition.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things, mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

Other risks

For further information regarding the Company’s operational risks please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.timminsgold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the years ended December 31, 2016 and 2015
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.